355 Madison Ave Morristown, NJ 07960 P: (973) 538-1194 F: (973) 538-1196 www.boomerangsystems.com We Make Real Estate TM

July 7, 2009

Mr. Brian Cascio
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

VIA EDGAR

Re:  SEC Letter of Comment Dated June 23, 2009
File No.: 000-10176

Dear Mr. Cascio:

In response to your letter dated, June 23, 2009, we would like to request a ten business day extension making our response due on July 22, 2009.

If the staff should have any further questions or comments, please do not hesitate to contact the undersigned at 973-823-6720.

Very truly yours, /s/ Joseph R. Bellantoni Joseph R. Bellantoni Chief Financial Officer